Paul Arena Chief Executive Officer paul.arena@augme.com Office: 212.710.9350 Mobile: 404.915.8449

February 24, 2011

Mr. Larry Spirgel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Augme Technologies, Inc.
Form 10-K for the fiscal year ended February 28, 2010
Filed June 1, 2010
File No. 333-57818

Dear Mr. Spirgel:

Augme Technologies, Inc. (“Augme” or the “Company”) received your recent letter dated February 15, 2010, requesting comments to certain information provided within the Company’s Form 10-K for the fiscal year ended February 28, 2010.Augme’s response is itemized below:

Form 10-K for the year ended February 28, 2010

Item 7 – Management’s discussion and analysis

Critical accounting policies, page 29

1.
We note that goodwill represents 65% or more of your assets as of February 28, 2010 and at November 30, 2010.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test
•	Amount of goodwill allocated to the unit
•	Description of the methodology used to determine fair value
•	Description of key assumptions used and how the key assumptions were determined
•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

GENERAL RESPONSE:

The goodwill assets carried on the Company’s balance sheet reflects the capitalized acquisition cost of New Aug, LLC, (operating as Augme Technologies, Inc., the “Operating Business”), in accordance with Generally Accepted Accounting Principals, (“GAAP”), on July 14, 2009, by the acquirer Modavox, Inc., the public company, parent entity.  The Modavox name was later changed to Augme Technologies, Inc. on February 12, 2010.

The Company believes it has complied with and properly applied theFASB ASC 820Fair Value Measurement, (“FVM”) requirement that includes step-one evaluation and input.  The attached goodwill analysis dated May 31, 2010 shows the Comparative Valuation Analysis, (“CVA”) of six arms length transactions.  Therefore, step-one requirements were met and the fair value exceeded the carrying value of the Company’s goodwill assets.

Augme goodwill for the July 14, 2009 acquisition of 100% of the business and assets of New Aug, LLC a web-based marketing platform that provides marketers, brands and advertising agencies the ability to create, deliver, manage and track interactive marketing campaigns targeting mobile consumers through traditional print advertising channels. The aggregate purchase price was $14,505,000 which consisted of $14,180,000 in stock and $325,000 in cash. The purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed with the excess purchase priced being allocated to goodwill.  The portion allocated to goodwill was $12,720,223.Augme prepared an income approach enterprise valuation. The Level 2 inputs in a market approach was a preferable fair value approach over an approach that uses only Level 3 inputs based on FASB ASC 820.  Therefore, the Companyused a market approach with Level 2 inputs over the income approach with Level 3 inputs to determine the fair value of Augme. The Company reviewed the market capitalization of Augme Technologies and noted that the market capitalization of Augme on 2/28/10 was $70,425,803, which was greater than the fair value of the Augme goodwill. The analysis showed there was an average of 13 times revenue for the sale price on purchases of technology businesses.  The Company also reviewed the estimated fiscal year 2011 revenues for the Augme business of $2.435 million as estimated at February 28, 2011.  The Company then multiplied the projected fiscal year 2011 revenues of $2.435 million by the average rate of 13 and recalculated the total fair value of $31,655,000 without a control premium.  The fair value was greater than the carrying value of the Augmegoodwill assets of $14.5 million.  Based on Market Approach analysis, Augme’s market cap of $70 million at February 28, 2010 and no requirement to evaluate impairment of goodwill during the first year of the acquisition, the Company considered it reasonable to do a formal evaluation and valuation at the next fiscal year-end period February 28, 2011.

Two additional periods are considered in describing step-one evaluations May 31, 2010 and November 30, 2010 as follows:

43 W 24th Street, 11th Floor, New York, New York 10010
www.augme.com

Form 10-K for the year ended February 28, 2010

May 31, 2010 Evaluation

At the time the Form 10-K for the year ended February 28, 2010 was filed June 1, 2010, the Company had just completed its May 31, 2010, first quarter period that reflected $286,323 of revenues from the Operating Business.  Three fiscal periods were considered below in evaluating ASC 820 for periods ended February 28, 2010, May 31, 2010 and November 30, 2010 as follows:

Two calculations were considered to support the FVM of the Company’s goodwill assets;

First, the first quarter period ended May 31, 2010 revenues of $286,323 had an annualized run rate of $1,145,292 multiplied times the lower Median average Price/Sales multiple of 13.75 of the CVA that equals a potential $15,747,765 Fair Value, (“FV”), an approximate 20% increase over the goodwill assets on the Company’s balance sheet of February 28, 2010, (the “Goodwill”).  The Goodwill stated assets of $13,106,966 representsapproximately 83.2% of the FV.

Second, the first quarter period ended May 31, 2010, (first quarter fiscal year 2011) revenues of $286,323 were given an implied growth rate of 50% on aquarter over quarter sequential compounded revenue growth basis that showed projected revenues as follows;

Q1, 2011	$ 286,332
Q2, 2011	$ 429,498
Q3, 2011	$ 644,247
Q4, 2011	$ 966,370
$2,326,477 Pro-forma revenue for fiscal year 2011 ending February 28, 2011

The pro-forma revenue for fiscal year 2011 of $2,326,477, (the “Projected Revenue”) was multiplied times the lower Median average Price/Sales multiple of 13.75 of the CVA that equals a potential $31,989,059 FV, an approximate 144% increase over the goodwill assets on the Company’s balance sheet of February 28, 2010.  The Goodwill stated assets of $13,106,966 representsapproximately 40.9% of the FV.

The Company is on track to exceed the Projected Revenue by approximately 50% for fiscal year 2011 period when recognizable and deferred revenues are included and therefore believes that the FVM requirement has been accomplished.

Form 10-Q for the period ended November 30, 2010

November 30, 2010 Evaluation

For the period ended November 30, 2010, revenues reflected $853,169 from the Operating Business.

43 W 24th Street, 11th Floor, New York, New York 10010
www.augme.com

Two calculations were considered to support the FVM of the Company’s goodwill assets;

First, the third quarter period ended November 30, 2010 revenues of $853,169 had an annualized run rate of $3,412,676 multiplied times the lower Median average Price/Sales multiple of 13.75 of the CVA that equals a potential $46,924,295 FV, an approximate 258% increase over the goodwill assets on the Company’s balance sheet of November 30, 2010.  The Goodwill stated assets of $13,106,966 represents approximately 27.7% of the FV.

Second, the third quarter period ended November 30, 2010 revenues of $853,169 were given an implied growth rate of 50% on a quarter over quarter sequential compounded revenue growth basis that showed projected revenues as follows;

Q3, 2011	$ 853,169
Q4, 2011	$1,279,753
Q1, 2012	$1,919,630
Q2, 2012	$2,879,445
$6,931,997 Pro-forma revenue for twelve months from September 1, 2010 through August 31, 2011

The pro-forma revenue for the twelve month period from September 1, 2010 through August 31, 2011 of $6,931,997, (the “Twelve Month Projected Revenue”) was multiplied times the lower Median average Price/Sales multiple of 13.75 of the CVA that equals a potential $95,314,958 FV, an approximate 627% increase over the goodwill assets on the Company’s balance sheet of February 28, 2010.  The Goodwill stated assets of $13,106,966 representsapproximately 13.7% of the FV.

The Company is on track to exceed the Projected Revenue by approximately 50% for the Twelve Month Projected Revenue periodwhen recognizable and deferred revenues are included and therefore believes that the FVM requirement has been accomplished.

DISCLOSURE RELATED RESPONSE:

Regarding, 1)  the robust and comprehensive disclosure both in our footnote and in our critical accounting policies regarding our impairment testing policy; and 2)  discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions;

1)	The Company proposes to use the following footnote language:

Goodwill, Intangible Assets, and Long-lived Assets

Goodwill is carried at cost and is not amortized.  We test goodwill for impairment on an annual basis as of fiscal month end February of each fiscal year, relying on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and marketplace data.  Company management uses its judgment in assessing whether goodwill has become impaired between annual impairment tests according to specifications set for the in ASC 820.  Reporting units are primarily determined as the business operations comprising the acquired business. We presently have one reporting unit.  Recoverability of goodwill is evaluated using a two-step process.  The first step involves a comparison of the fair value of a reporting unit with its carrying value.  If the carrying amount exceeds its fair value, then the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit.  If the carrying value of the goodwill of a reporting unit exceeds fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

43 W 24th Street, 11th Floor, New York, New York 10010
www.augme.com

The fair value of our reporting unit is dependent upon our estimate of future cash flows and other factors.  Our estimates of future cash flows include assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows.  Estimated future cash flows are adjusted by an appropriate discount rate derived from our market capitalization plus a suitable control premium at date of the evaluation.  The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate and through our stock price that we use to determine our market capitalization.  Therefore, changes in the stock price may also effect the amount of impairment recorded.  Market capitalization is determined by multiplying the shares outstanding on the assessment date by the average market price of our common stock over a 30-day period before each assessment date.  We use this 30-day duration to consider inherent market fluctuations that may affect any individual closing price.  We believe that our market capitalization alone does not fully capture the fair value of our business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of our business.  As such, in determining fair value, we add a control premium to our market capitalization.  To estimate the control premium, we considered our unique competitive advantages that would likely provide synergies to a market participant.  In addition, we considered external market factors which we believe contributed to the decline and volatility in our stock price that did not reflect our underlying fair value.

2)	The Company proposes to use the following Risk Factor disclosure language:

Our business is subject to numerous risks. We caution you that the following important factors, among others, could cause our actual results to differ materially from those expressed in forward-looking statements made by us or on our behalf in filings with the SEC, press releases, communications with investors and oral statements. Any or all of our forward-looking statements in this Annual Report on Form 10-K and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those anticipated in forward-looking statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no assurances that our assets may not become impaired in the future.You are advised, however, to consult any further disclosure we make in our reports filed with the SEC.

43 W 24th Street, 11th Floor, New York, New York 10010
www.augme.com

An impairment in the carrying value of goodwill or other assets could negatively affect our consolidated results of operations and net worth.

Pursuant to accounting principles generally accepted in the United States, we are required to annually assess our goodwill, intangibles and other long-lived assets to determine if they are impaired. In addition, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made. Disruptions to our business, end market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and market capitalization declines may result in additional charges for goodwill and other asset impairments. We have significant intangible assets, including goodwill with an indefinite life, which are susceptible to valuation adjustments as a result of changes in such factors and conditions. We assess the potential impairment of goodwill and indefinite lived intangible assets on an annual basis, as well as when interim events or changes in circumstances indicate that the carrying value may not be recoverable. We assess definite lived intangible assets when events or changes in circumstances indicate that the carrying value may not be recoverable.

Our 2011 annual impairment test indicated no impairment of our goodwill or intangible assets.  Although our analysis regarding the fair values of the goodwill and indefinite lived intangible assets indicates that they exceed their respective carrying values, materially different assumptions regarding the future performance of our businesses or significant declines in our stock price could result in additional goodwill impairment losses. Specifically, an unanticipated deterioration in revenues and gross margins generated by our Ad Life mobile marketing business segment could trigger future impairment in that segment.  We also evaluate other assets on our balance sheet whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Materially different assumptions regarding the future performance of our businesses could result in significant asset impairment losses.

I may be reached via e-mail at paul.arena@augme.com or at 212-710-9350 should you wish to contact me directly.

Sincerely,

/s/ Paul R. Arena
Paul R. Arena
Chief Executive Officer

43 W 24th Street, 11th Floor, New York, New York 10010
www.augme.com

Augme Purchase Goodwill Impairment Evaluation

COMPARATIVE VALUATION ANALYSIS	Prepared by S. Meyers 5/31/10

Date of	Company	Acquiror	Transaction	Company	Price/Sales	Company
Transaction	Name	Or Mrkt Pr.	Amount	Revenue	Multiple	Detail

5/28/10	Digimarc	market price	n/a	n/a	5.25	Ad media ID/mgmt

1/10	Quattro	Apple	275	20	13.75	Mobile advertising

10/09	AdMob	Google	750	20 net	37.50	Various Mobile Ad

9/09	Acuity Mobile	Nokia	2.8	.20	14.00	Mobile Ad delivery
6/07	Limelight	IPO	240	64	3.75	Content Mobile delivery
12/06	Digitas	Publicis	1,300	390	3.33	Mobile Ad

	Average P/S				12.93
	Median				13.75 – 14.00

Note:  The source information for all the above (except Digimarc) were provided by a variety of major media outlets.  The Digimarc data was derived from Yahoo Finance.